Exhibit 99.1

November 5th, 2015

Globant Reports 2015 Third Quarter Results

Solid Revenue Growth, Robust EPS

San Francisco, CA / November 5th, 2015 - Globant (NYSE: GLOB), a digitally-native technology services company focused on creating digital journeys , today announced results for the three and nine months ended September 30, 2015.

Third Quarter 2015 Highlights

●	Revenue for the third quarter amounted to $67.1 million, representing 29.2% year-over-year growth. Revenue for the first nine months of the year was $182.2 million, representing 26.1% year-over-year growth
●	Non-IFRS Adjusted Gross Profit for the third quarter was $26.2 million (39.0% Non-IFRS Adjusted Gross Profit Margin), an increase of 30bps compared to the second quarter of 2015 and a decrease of 200bps compared to the third quarter of 2014.
●	Non-IFRS Adjusted Net Income for the third quarter was $9.1 million (13.6% Non-IFRS Adjusted Net Income Margin), an increase of $0.8 million, or 9.4%, compared to a profit of $8.4 million for the third quarter of 2014.
●	Non-IFRS Adjusted Diluted EPS for the third quarter was $0.26 per share (based on 35.1 million average diluted shares for the quarter), an increase of $0.01 compared to Non-IFRS Adjusted Diluted Profit per Share of $0.25 for the third quarter of 2014.

Reconciliations between Non-IFRS / adjusted financial measures and IFRS operating results are included at the end of this press release.

“I am thrilled to announce another solid quarter in terms of business performance and financial results, with robust growth in both existing and new accounts. Nowadays, users are demanding businesses to offer personalized experiences that generate value for them. As a result, companies are compelled to create what we call Digital Journeys, a sequence of smart, relevant and context aware interactions, integrated with the core business to provide a seamless journey across the different touch points with users. Globant has mastered the ability of building these digital journeys through our Studios, our Agile Pods Methodology and the brand new Services over Platforms offering.” explained Martín Migoya, Globant’s CEO and co-founder. “Under our Services over Platforms umbrella, we offer a wide variety of products that can help build Digital Journeys in an agile and innovative way. As opposed to the traditional Software as a Service (“SaaS”) approach in which the products are static, we know that each company has specific characteristic, so on top of our products we offer services to adapt, expand and make them fit their particular goals. A clear example of a Services over Platforms product is our Digital Journey Mobile Platform, which combines social media, gaming strategies, mobile technologies and Big Data to augment the end users' experiences before, during & after a touch point with the consumer.”

Martín Migoya added: “Market demand remains solid. Our revenue increased 29.2% during this quarter compared to the third quarter of 2014, with revenues from our top customer almost doubling compared to a year ago. For the first time in Globant’s history, we have one customer accounting for more than $20 million in annual revenues, a good reflection of our ability to cultivate our key accounts”

“Q3 has been another strong quarter for us. Once more, we delivered robust top line growth and solid EPS, as we have done consistently since our IPO last year. Business momentum combined with a good level of net additions position us on the right path to achieve our full year targets.” explained Alejandro Scannapieco, Globant’s CFO.

Globant completed the quarter with 4,724 Globers, 4,327 of whom were IT professionals. The geographic revenue breakdown for the third quarter was as follows: 84.1% from North America (top country: U.S.), 11.5% from Latin America and others (top country: Chile) and 4.4% from Europe (top country: U.K.). 93.3% of Globant’s revenue for the third quarter was denominated in U.S. dollars and the remaining 6.7% was in other currencies.

During the 12 months preceding September 30, 2015, Globant served 343 customers; 47 of which accounted for more than $1 million of Globant’s revenues. Globant’s top customer, top 5 customers and top 10 customers represented 13.4%, 33.2% and 45.9% of the third quarter revenues, respectively.

Cash and investments as of September 30, 2015 amounted to $73.6 million from $62.2 million as of December 31, 2014 while borrowings decreased to $0.8 million compared to $1.3 million as of December 31, 2014. Current assets amounted to $139.0 million, accounting for 66.6% of total assets. As of September 30, 2015 there were $34.1 million common shares issued and outstanding.

Fourth Quarter and 2015 Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the fourth quarter and for the full year 2015:

●	Fourth quarter revenue is estimated to be between $68 - $70 million.
●	Fourth quarter Non-IFRS diluted EPS is estimated to be in the range of $0.21 - $0.25 (assuming 35.3 million average diluted shares outstanding for the quarter).
●	Fiscal year 2015 revenue is estimated to be between $250 - $252 million
●	Fiscal year 2015 Non-IFRS diluted EPS is estimated to be in the range of $0.93 - $0.97 (assuming 35.0 million average diluted shares outstanding for the full year).

Conference Call and Webcast

Martín Migoya and Alejandro Scannapieco will discuss the three-month results in a conference call today beginning at 4:30pm ET.

Conference call access information is:

US +1 (888) 346-2877

International +1 (412) 902-4257

Webcast http://investors.globant.com/

Additionally, a replay will be available via the same dial-in information and in our investor relations website after the call.

About Globant

Globant (NYSE: GLOB) is a digitally native technology services company. We dream and build digital journeys that matter to millions of users. We are the place where engineering, design, and innovation meet scale. Today, Globant has more than 4,500 professionals in 9 countries working for companies like Google, eBay Classifieds Group, JWT, EA and Coca-Cola, among others, has been recognized as one of the Top 10 Most Innovative Companies in South America by FastCompany, was included in the 2010 Cool Vendor in Business Process Services Report by Gartner, and has been featured in case studies at Harvard, MIT and Stanford. For more information visit www.globant.com.

Non-IFRS Financial Information

Globant provides non-IFRS financial measures to complement reported IFRS results. Management believes these measures help illustrate underlying trends in the company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS results that exclude share-based compensation expense, amortization of purchased intangible assets, and provisions resulting from changes in valuation allowances. Because the company's reported non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its consolidated financial statements, which are prepared according to IFRS.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally, application outsourcing and custom application development and offshore development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; the resource utilization rates and productivity levels, the level of attrition of our IT professionals; the pricing structures we use for our client contracts; general economic and business conditions in the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the continuity of the tax incentives available for software companies with operations in Argentina; Argentina’s regulations on proceeds from the export of services; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; and other factors discussed under the heading “Risk Factors” in the final prospectus for our initial public offering and other documents filed with the Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Consolidated Statement of Profit or Loss and Other Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Nine months ended		Three months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014

Revenues	182,233	144,488	67,117	51,959
Cost of revenues	(115,481)	(87,333)	(42,474)	(31,596)
Gross profit	66,752	57,155	24,643	20,363

Selling, general and administrative expenses	(52,123)	(41,436)	(18,705)	(15,103)
Impairment of tax credits, net	1,820	(821)	-	(40)
Profit from operations	16,449	14,898	5,938	5,220

Gain on transactions with bonds	13,331	10,023	4,980	5,244
Finance income	10,308	8,077	3,808	2,992
Finance expense	(8,518)	(9,725)	(3,415)	(3,263)
Finance expense, net	1,790	(1,648)	393	(271)

Other income and expenses, net	(11)	(50)	(8)	(23)
Profit before income tax	31,559	23,223	11,303	10,170

Income tax	(8,251)	(6,108)	(3,073)	(2,380)
Net income for the period	23,308	17,115	8,230	7,790

Other comprehensive loss net of income tax
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(1,296)	(172)	(867)	(376)
Total comprehensive income for the period	22,012	16,943	7,363	7,414

Net income attributable to:
Owners of the Company	23,308	17,058	8,230	7,785
Non-controlling interest	-	57	-	5
Net income for the period	23,308	17,115	8,230	7,790

Total comprehensive income for the period attributable to:
Owners of the Company	22,012	16,886	7,363	7,409
Non-controlling interest	-	57	-	5
Total comprehensive income for the period	22,012	16,943	7,363	7,414

Earnings per share
Basic	0.69	0.57	0.24	0.24
Diluted	0.67	0.55	0.23	0.23
Weighted average of outstanding shares (in thousands)
Basic	33,887	30,099	34,080	32,294
Diluted	34,950	31,177	35,143	33,372

Globant S.A.

Consolidated Statement of Financial Position

(In thousands of U.S. dollars, unaudited)

	Sept 30, 2015	Dec 31, 2014
ASSETS
Current assets
Cash and cash equivalents	29,715	34,195
Restricted cash	107
Investments	43,761	27,984
Trade receivables	44,418	40,056
Other receivables	21,009	14,253
Total current assets	139,010	116,488

Non-current assets
Other receivables	2,375	916
Deferred tax assets	5,902	4,881
Other financial assets	1,800	-
Investment in associates	750	750
Property and equipment	22,503	19,213
Intangible assets	6,518	6,105
Goodwill	29,796	12,772
Total non-current assets	69,644	44,637
TOTAL ASSETS	208,654	161,125

LIABILITIES
Current liabilities
Trade payables	5,080	5,673
Payroll and social security taxes payable	26,157	20,967
Borrowings	368	513
Other financial liabilities	4,885	1,045
Tax liabilities	5,930	3,446
Other liabilities	96	173
Total current liabilities	42,516	31,817

Non-current liabilities
Borrowings	409	772
Other financial liabilities	8,516	263
Provisions for contingencies	979	794
Total non-current liabilities	9,904	1,829
TOTAL LIABILITIES	52,420	33,646

Capital and reserves
Issued and paid-in capital	40,967	40,324
Additional paid-in capital	56,376	50,276
Foreign currency translation reserve	(2,007)	(711)
Retained earnings	60,898	37,590
Total equity	156,234	127,479
TOTAL EQUITY AND LIABILITIES	208,654	161,125

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Nine months ended		Three months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014

Reconciliation of adjusted gross profit
Gross Profit	66,752	57,155	24,643	20,363
Adjustments
D&A	3,347	2,651	1,073	949
Share Based Compensation	517	35	445	1
Adjusted gross profit	70,616	59,841	26,161	21,313
Adjusted gross profit margin	38.8%	41.4%	39.0%	41.0%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	-52,123	-41,436	-18,705	-15,103
Adjustments
M&A Expenses	337
D&A	3,769	3,048	1,297	1,114
Share Based Compensation	1,146	582	471	569
Adjusted selling, general and administrative expenses	-46,871	-37,806	-16,937	-13,420
Adjusted selling, general and administrative expenses as % of revenues	-25.7%	-26.2%	-25.2%	-25.8%

Reconciliation of Adjusted Profit from Operations
Operating Profit	16,449	14,898	5,938	5,220
Adjustments
M&A Expenses	337
Impairment of tax credits	-1,820	821	-	40
Share Based Compensation	1,663	617	916	570
Adjusted Profit from Operations	16,629	16,336	6,854	5,830
Adjusted Operating Profit margin	9.1%	11.3%	10.2%	11.2%

Reconciliation of Net income (loss) for the period
Net income for the period	23,308	17,115	8,230	7,790
Adjustments
M&A Expenses	337
Share Based Compensation	1,663	617	916	570
Adjusted Net income	25,308	17,732	9,146	8,360
Adjusted Net income margin	13.9%	12.3%	13.6%	16.1%

Calculation of Adjusted Diluted EPS
Adjusted Net income	25,308	17,732	9,146	8,360
Diluted shares	34,950	31,177	35,143	33,372
Adjusted Diluted EPS	0.72	0.57	0.26	0.25

Globant S.A.

Schedule of Supplemental Information

Metric	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015	Q3 2015

Total Employees	3,332	3,371	3,567	3,775	4,040	4,512	4,724
IT Professionals	3,000	3,050	3,217	3,424	3,694	4,121	4,327

North America Revenue %	79.9	81.1	82.3	83.1	84.1	85.2	84.1
Latin America and Others Revenue %	13.0	13.0	11.9	12.0	10.1	9.7	11.5
Europe Revenue %	7.1	6.0	5.8	4.9	5.8	5.1	4.4

USD Revenue %	88.9	91.8	93.5	94.6	95.0	94.6	93.3
GBP Revenue %	1.3	0.8	0.6	0.7	1.0	0.8	1.4
Other Currencies Revenue %	9.8	7.4	5.9	4.8	4.0	4.6	5.3

Top Customer %	7.1	10.1	8.8	8.8	10.2	12.3	13.4
Top 5 Customers %	25.4	29.0	29.2	28.9	30.8	32.8	33.2
Top 10 Customers %	39.8	44.8	46.2	44.8	47.8	47.7	45.9

LTM Customers Served	266	278	299	296	292	344	343
LTM Customers with >$1M in Revenue	42	42	45	46	43	43	47

Investor Relations Contact:

Juan Urthiague, Globant

investors@globant.com

(877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

(877) 215-5230

Source: Globant